

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

May 1, 2017

Via E-mail
Brian McGee
Chief Financial Officer
GoPro, Inc.
3000 Clearview Way
San Mateo, CA 94402

Re: GoPro, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 16, 2017
File No. 001-36514

Dear Mr. McGee:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2016

Management's Discussion and Analysis of Financial Condition and Results of Operations

Operating expenses, page 40

1.   We note that there have been significant increases in your research and development expenses in recent periods, and that you expect this trend to continue in 2017. Please revise your MD&A to disclose any known trends or uncertainties with respect to your research and development expenses, and discuss if known the anticipated drivers therefor. For example it appears that certain of your R&D expenditures have related to the resolution of issues related to Karma.

Brian McGee
GoPro, Inc.
May 1, 2017
Page 2

Schedule II, page 82

2.   You include Schedule II on page 82 even though on page 84 you state that all schedules
      are omitted. Please amend the filing to include an audit report on your schedule, as
      required by Rule 5-04(c) of Regulation S-X. In addition, have your independent
      registered public accounting firm reference that report in its consent.

      We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
action by the staff.

      You may contact Michael Fay at (202) 551-3812 or Kate Tillan, Assistant Chief
Accountant, at (202) 551-3604 if you have questions regarding comments on the financial
statements and related matters. Please contact Brian Soares at (202) 551-3580 or Tim
Buchmiller at (202) 551-3635 with any other questions.

                              Sincerely,

                              /s/ Kate Tillan for

                              Martin James
                              Senior Assistant Chief Accountant
                              Office of Electronics and Machinery